Exhibit 99.1

CWBT

Interest free if paid in full within 60 days

$275,000 PROMISSORY NOTE

FOR VALUE RECEIVED, Clean Wind Energy Tower·, Inc., a Nevada corporation (the "Borrower") with at least 225,000,000 common shares issued and outstanding, promises to pay to JMJ Financial or its Assignees (the "Lender") the Principal Sum along with the Interest Rate and any other fees according to the terms herein. This Note will become effective only upon execution by both parties and delivery of the first payment of Consideration by the Lender (the "Effective Date").

The Principal Sum is $275,000 (two hundred seventy five thousand) plus accrued and unpaid interest and any other fees. The Consideration is $250,000 (two hundred fifty thousand) payable by wire (there exists a $25,000 original issue discount (the "OID")). The tender shall pay $50,000 of Consideration upon closing of this Note. The tender may pay additional Consideration to the Borrower in such amounts and at such dates as Lender may choose in its sole discretion. THE PRINCIPAL SUM DUE TO LENDER SHALL BE PRORATED BASED ON THE CONSIDERATION ACTUALLY PAID BY LENDER (PLUS AN APPROXIMATE 10% ORIGINAL ISSUE DISCOUNT THAT IS PRORATED BASED ON THE CONSIDERATION ACTUALLY PAID BY THE LENDER AS WELL AS ANY OTHER INTEREST OR FEES) SUCH THAT THE BORROWER IS ONLY REQUIRED TO REPAY THE AMOUNT FUNDED AND THE BORROWER IS NOT REQUIRED TO REPAY ANY UNFUNDED PORTION OF THIS NOTE. The Maturity Date is one year· from the Effective Date of each payment (the "Maturity Date") and is the date upon which the Principal Sum of this Note, as well as any unpaid interest and other fees, shall be due and payable. The Conversion Price for each portion of Consideration will be the lesser of: 1) the closing price of the Borrower's stock on the day the portion of Consideration is paid to Borrower, or 2) 70% of the lowest trade price in the 25 trading days previous to the conversion (In the case that conversion shares are not deliverable by DWAC an additional 5% discount will apply; and if the shares are chilled for deposit into the DTC system and only eligible for·Xclearing deposit an additional 7.5% discount shall apply). Unless otherwise agreed in writing by both parties, at no time will the Lender convert any amount of the Note into common stock that would result in the Lender owning more than 4.99% of the common stock outstanding.

1. ZERO Percent Interest for the First Sixty Days. The Borrower may repay this Note at any time on or before 60 days from the Effective Date, after which the Borrower may not make further payments on this Note prior to the Maturity Date without written approval from Lender, except as set forth in Section 5. If the Borrower repays the Note on or before 60 days from the Effective Date, the Interest Rate shall be ZERO PERCENT (0%). If Borrower does not repay the Note on or before 60 days from the Effective Date, a one-time Interest charge of 10% shall be applied to the Principal Sum. Any interest payable is in addition to the OlD, and that OlD (or prorated OlD, if applicable) remains payable regardless of time and manner of payment by Borrower.

2. Conversion. The Lender has the right, at any time after the Effective Date, at its election, to convert all or part of the outstanding and unpaid Principal Sum and accrued interest (and any other fees) into shares of fully paid and non-assessable shares of common stock of the Borrower as per this conversion formula: Number· of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price. Conversions may be delivered to Borrower by method of Lender's choice (including but not limited to email, facsimile, mall, overnight courier, or personal delivery), and all conversions shall be cashless and not require further payment from the Lender. If no objection is delivered from Borrower to Lender regarding any variable or calculation of the conversion notice within 24 hours of delivery of the conversion notice, the Borrower shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto. The Borrower shall deliver the shares from any conversion to Lender (in any name directed by Lender) within 3 (three) business days of conversion notice delivery.

3. Conversion Delays. If Borrower fails to deliver shares in accordance with the timeframe stated in Section 2, Lender, at any time prior to selling all of those shares, may rescind any portion, in whole or in part, of that particular conversion attributable to the unsold shares and have the rescinded conversion amount returned to the Principal Sum with the rescinded conversion shares returned to the Borrower (under Lender's and Borrower's expectations that any returned conversion amounts will tack back to the original date of the Note). In addition, for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $2,000 per day will be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty will be added to the Principal Sum of the Note (under Lender's and Borrower's expectations that any penalty amounts will tack back to the original date of the Note).

4. Reservation of Shares. At all times during which this Note is convertible, the Borrower will reserve from its authorized and unissued Common Stock to provide for the issuance of Common Stock upon the full conversion of this Note. The Borrower will at all times reserve at least 25,000,000 shares of Common Stock for conversion.

5. Prepayment. At any time after the Effective Date, the Borrower shall have the option, upon 20 business days' notice to Lender, to pre-pay the entire remaining outstanding principal amount of this Note in cash, provided that (i) the Borrower shall pay the Lender 150% of the principal amount outstanding in repayment hereof, (ii) such amount must be paid in cash on the next business day following such 20 business day notice period, and (iii) the Lender may still convert this Note pursuant to the terms herein during the 20 business day period until such prepayment amount has been received in full.

6. Piggyback Registration Rights. The Borrower shall include on the next registration statement the Borrower files with SBC (or on the subsequent registration statement if such registration statement is withdrawn) all shares issuable upon conversion of this Note. Failure to do so will result in liquidated damages of 25% of the outstanding principal balance of this Note, but not less than $25,000, being immediately due and payable to the Lender·at its election in the form of cash payment or addition to the balance of this Note.

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7. Terms of Future Financings. So long as this Note Is outstanding, upon any issuance by the Borrower or any of its subsidiaries of any new security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to the Lender in this Note, then the Borrower shall notify the Lender of such additional or more favorable term and such term, at Lender's option, shall become a part of the transaction documents with the Lender. The types of terms contained in another security that may be more favorable to the holder of such security Include, but are not limited to, terms addressing conversion discounts, conversion lookback periods, interest rates, original issue discounts, stock sale price, private placement price per share, and warrant coverage.

8. Default. The following are events of default under this Note: (i) the Borrower shall fail to pay any principal under the Note when due and payable (or payable by conversion) thereunder; or (ii) the Borrower· shall fail to pay any interest or any other amount under the Note when due and payable (or payable by conversion) thereunder; or (iii) a receiver, trustee or other similar official shall be appointed over the Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; or (iv) the Borrower shall become insolvent or generally fails to pay, or admits in writing its inability to pay its debts as they become due, subject to applicable grace periods, if any; or (v) the Borrower shall make a general assignment for the benefit of creditors; or (vi) the Borrower shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vii) an involuntary proceeding shall be commenced or filed against the Borrower; or (viii) the Borrower shall lose its status as "DTC Eligible" or the borrower's shareholders shall lose the ability to deposit (either electronically or by physical certificates, or otherwise) shares into the DTC System; or (ix) the Borrower shall become delinquent In its filing requirements as a fully-reporting issuer registered with the SEC.

9. Remedies. In the event of any default, the outstanding principal amount of this Note, plus accrued but unpaid interest, liquidated damages, fees and other amounts owing in respect thereof through the date of acceleration, shall become, at the Lender's election, immediately due and payable in cash at the Mandatory Default Amount. The Mandatory Default Amount means the greater of (i) the outstanding principal amount of this Note, plus all accrued and unpaid interest, liquidated damages, fees and other amounts hereon, divided by the Conversion Price on the date the Mandatory Default Amount Is either demanded or paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either demanded or paid in full, whichever has a higher VWAP, or (ii) 150% of the outstanding principal amount of this Note, plus 100% of accrued and unpaid interest, liquidated damages, fees and other amounts hereon. Commencing five (5) days after the occurrence of any event of default that results in the eventual acceleration of this Note, the interest rate on this Note shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. In connection with such acceleration described herein, the Lender need not provide, and the Borrower hereby waives, any presentment, demand, protest or other notice of any kind, and the Lender may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Lender at any time prior to payment hereunder and the Lender shall have all rights as a holder of the note until such time, if any, as the Lender receives full payment pursuant to this Section 8. No such rescission or annulment shall affect any subsequent event of default or impair any right consequent thereon. Nothing herein shall limit Lender's right to pursue any other remedies available to it at law or In equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Borrower's failure to timely deliver certificates representing shares of Common Stock upon conversion of the Note as required pursuant to the terms hereof.

10. No Shorting. Lender agrees that so long as this Note from Borrower to Lender remains outstanding, Lender will not enter into or effect "short sales" of the Common Stock or hedging transaction which establishes a net short position with respect to the Common Stock of Borrower. Borrower acknowledges and agrees that upon delivery of a conversion notice by Lender, Lender immediately owns the shares of Common Stock described in the conversion notice and any sale of those shares issuable under such conversion notice would not be considered short sales.

11. Assignability. The Borrower may not assign this Note. This Note will be binding upon the Borrower and its successors and will inure to the benefit of the Lender and its successors and assigns and may be assigned by the Lender to anyone of its choosing without Borrower's approval.

12. Governing Law. This Note will be governed by, and construed and enforced in accordance with, the laws of the State of Florida, without regard to the conflict of laws principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Florida or in the federal courts located in Miami-Dade County, in the State of Florida. Both parties and the individuals signing this Agreement agree to submit to the jurisdiction of such courts.

13. Delivery of Process by Lender to Borrower. In the event of any action or proceeding by Lender against Borrower, and only by Lender against Borrower, service of copies of summons and/or complaint and/or any other process which may be served in any such action or proceeding may be made by Lender via U.S. Mail, overnight delivery service such as FedEx or UPS, email, fax, or process server, or by mailing or otherwise delivering a copy of such process to the Borrower at Its last known attorney as set forth in its most recent SEC filing.

14. Attorney Fees. In the event any attorney is employed by either party to this Note with regard to any legal or equitable action, arbitration or other proceeding brought by such party for the enforcement of this Note or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Note, the prevailing party in such proceeding will be entitled to recover from the other party reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which the prevailing party may be entitled.

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15. Opinion of Counsel. In the event that an opinion of counsel is needed for any matter related to this Note, Lender has the right to have any such opinion provided by Its counsel. Lender also has the right to have any such opinion provided by Borrower's counsel.

16. Notices. Any notice required or permitted hereunder (including Conversion Notices) must be in writing and either personally served, sent by facsimile or email transmission, or sent by overnight courier. Notices will be deemed effectively delivered at the time of transmission if by facsimile or email, and if by overnight courier the business day after such notice is deposited with the courier service for delivery.

Borrower:	Lender:

/s/ Ronald W. Pickett	/s/ signature
Ronald W. Pickett	JMJ Financial
Clean Wind Energy Tower, Inc.	Its Principal
Chairman and Chief Executive Officer
7/11/12
Date: 7/11/12	Date: 7/11/12

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DISBURSEMENT REQUEST

Clean Wind Energy Tower, Inc. and Vista Capital Investments, LLC hereby request disbursement of funds in the amount and manner described below from JMJ Financial:

Disbursement Amount: $50,000

Please Disburse to:	CLEAN WIND ENERGY TOWER, INC.	VISTA CAPITAL INVESTMENTS, LLC.
In the Amount of:	$45,000	$5,000
Recipient Address:	1997 Annapolis Exchange Pkwy Suite 300 Annapolis, MD 21401 (41 0) 972-4713	4342 Vista Way La Mesa CA 91941 (619) 543-0328
Bank Information:	Suntrust Bank 2122 Generals Highway Annapolis, MD 21401 410-224-6292	Chase Bank 1415 India Street San Diego, CA 92101 (800) 935-9935
ABA/Routing Number:	055002707	322-271-627
Account Number:	1000145330774	925191496

Clean Wind Energy Tower, Inc.

By: /s/ Ron Pickett	Dated: 7/11/12
Ron Pickett
CEO

Vista Capital Investments, LLC

By: /s/ David Clark	Dated: 7/11/2012
David Clark Manager

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